Ridgeway
Petroleum Corp.

#82 - 1819

May 20,2004

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our May 20, 2004 News Release.

Sincerely,

Christiane Koeksal
Office Manager

dw 7/2

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

COPY

NEWS RELEASE

RIDGEWAY ANNOUNCES DRILLING UPDATE (correction)

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, May 20, 2004---Ridgeway Petroleum Corp. announces the completion of drilling of the 11-18 helium/CO_2 well in Apache County, Arizona. The well reached its target depth of 2,535 feet on May 12 with ample indications of producing intervals sufficient for running casing. On May 14, **51/2**" boronized steel casing was cemented in place.

This was the first of three planned wells. The results of this initial well suggest that revisions to the geologic model of the field are necessary due to the significant increase in porosity and thickness of a lower pay interval. Completion of this well is now a preferred approach to the sequential drilling of the three planned wells with completions to follow. Establishment of the flow potential of this zone and sampling to obtain the gas composition could alter the selection of the locations of the next wells. As a result, the drilling rig was released on May 19th. The additional time will also allow refinement of drilling procedures which will be adjusted due to the presence of a water productive zone between the middle and lower pay intervals which affected the air drilling procedures utilized on the well.

Ridgeway is currently awaiting availability of a service rig for perforating and testing of the 11-18 well. It is anticipated the well can be completed and tested within the first two weeks of June.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

L. Stephen Melzer, Director

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com